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               Filed pursuant to Rule 425 of the Securities Exchange Act of 1933 and deemed filed pursuant to Rule 14D-9
                                          of the Securities Exchange Act of 1934

                                                     Filer: Pure Resources, Inc.
                                           Subject Company: Pure Resources, Inc.
                             Subject Company's Commission File Number: 001-15899


         Pure Resources Special Committee to Review Revised Unocal Offer

MIDLAND, Texas, Oct. 3 - Pure Resources, Inc. (NYSE: PRS) announced today that the Special Committee of the Board of Directors is reviewing Unocal's revised exchange offer for all of the outstanding shares of Pure Resources that it does not already own. On October 2, Unocal announced that it was increasing the number of Unocal shares it would offer for each share of Pure Resources from
0.6527 to 0.70. Unocal has proposed a further increase in the exchange ratio to
0.74 if satisfactory agreements can be reached with the holders of management put rights to surrender those rights for no additional consideration. Unocal also extended the exchange offer until 12:00 midnight, New York City time, on Thursday, October 17, 2002.

The Special Committee has previously determined that the offer to exchange
0.6527 of a share of Unocal's common stock for each share of Pure Resources is inadequate and not in the best interests of Pure Resource's stockholders, other than Union Oil and its affiliates, and recommended that the stockholders reject the exchange offer and not tender their shares.

On October 1, the Delaware Chancery Court issued a preliminary injunction that prevents Unocal from completing the exchange offer. The injunction relates to the structure of the minimum condition in the exchange offer and to certain disclosure matters in Unocal's offering materials and in Pure Resources'
Schedule 14D-9. Unocal has said that it will seek to address the concerns raised in the court's opinion.

Pure Resources will promptly file an amended Schedule 14D-9 to address the court's concerns and to inform stockholders of the recommendation of the Special Committee with respect to the amended offer.

Pure Resources is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The Company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the United States. Pure Resources was formed in May 2000 through the combination of Titan Exploration, Inc. and the Permian Basin Business Unit of Unocal Corporation.

This press release relates to Unocal's exchange offer commenced September 5, 2002. In connection with the exchange offer, Pure has filed certain materials with the Securities

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and Exchange Commission, including a Solicitation/Recommendation Statement on
Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE AMENDED SOLICITATION/RECOMMENDATION EXPECTED TO BE FILED SHORTLY BY AMENDMENT TO PURE'S
SCHEDULE 14D-9, AS IT MAY BE FURTHER AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors can obtain a free copy of the Solicitation/Recommendation Statement, when it becomes available, and other materials filed by Pure Resources with the Securities and Exchange Commission at the Securities and Exchange Commission website at http://www.sec.gov. In
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addition, these materials may be obtained for free from Pure Resources by directing a request to Pure Resources, Inc., 500 West Illinois, Midland, Texas 79701, Attention: Investor Relations.